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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).
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December 11, 2003

From June 16, 2003 to October 13, 2003, the Korean National Tax Service (the "NTS") conducted a tax audit on the tax filings of Korea Electric Power Corporation ("KEPCO") made for the five fiscal years from 1998 to 2002. As a result of the tax audit, KEPCO has been notified by the NTS on December 10, 2003 that an additional tax in the amount of about Won 157,435 million has been assessed to be imposed on KEPCO and its six generation subsidiaries. KEPCO and these subsidiaries are jointly liable to pay such additional tax by December 31, 2003. KEPCO and these subsidiaries will pay the entire amount of tax on time but plan to file afterwards an appeal to such additional tax assessment. Under applicable Korean laws, KEPCO may file such appeal within 90 days after the date of notification.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KOREA ELECTRIC POWER CORPORATION

                                             By: /s/ Lee, Hi-Taek
                                             --------------------------------
                                             Name: Lee, Hi-Taek
                                             Title: Chief Financial Officer

Date: December 11, 2003